December 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

RE:	NexGel, Inc. Registration Statement on Form S-1 Originally Filed November 9, 2021, as amended Withdrawal of Request for Acceleration

File No. 333-260897

Ladies and Gentlemen:

We hereby withdraw the request for acceleration of effectiveness of our Registration Statement on Form S-1 (File No. 333-26087), as amended, as per our letter dated Tuesday, December 14, 2021.

Should any member of the staff of the Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Jeffrey M. Quick of Quick Law Group PC at (720) 259-3393.

Very truly yours,

NEXGEL, INC.

By:	/s/ Adam Levy
Name:	Adam Levy
Title:	Chief Executive Officer